Cano Petroleum, Inc. Burnett Plaza 801 Cherry Street Suite 3200, Unit 25 Fort Worth, TX 76102-6882 Phone (US) 817-698-0900 Toll Free 1-877-698-0900 Fax 817-698-0796

August 20, 2009

PRIVILEGED AND CONFIDENTIAL

VIA EDGAR TRANSMISSION

AND FACSIMILE

Mr. H. Roger Schwall

Assistant Director

Securities and Exchange Commission

Mail Stop 7010

100 F Street, N.E.

Washington, D.C.  20549

Re:	Cano Petroleum, Inc.
Amendment No. 2 to Form 10-K for the Fiscal Year Ended June 30, 2008
Filed July 6, 2009
File No. 1-32496

Dear Mr. Schwall:

This letter sets forth the responses of Cano Petroleum, Inc. (the “Company” or “Cano”) to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with regard to Amendment No. 2 to the Form 10-K for the fiscal year ended June 30, 2008, and the Company’s response letter dated July 6, 2009.  The Staff’s comments were provided to the Company in a letter dated August 18, 2009.  For the convenience of the Staff, the text of the comments is reproduced in its entirety followed by our responses.

Form 10-K for the Fiscal Year Ended June 30, 2008

General

1.                                      We note your inclusion of the agreements in your most recent amendment to your Form 10-K.  Please revise your disclosure to include a discussion of the included material agreements in your Form 10-K.

Response:  The Company acknowledges the Staff’s comment.  In future filings on Form 10-K (and in other periodic reports to the extent required), we will include a general discussion of the

WWW.CANOPETRO.COM

material terms of such agreements and the material obligations of the parties thereto.  We propose to provide expanded disclosure substantially similar to that set forth below:

“We sell our crude oil and natural gas production to multiple independent purchasers pursuant to contracts generally terminable by either party upon thirty days’ prior written notice to the other party. During the fiscal year ended . . . , 10% or more of our total revenues were attributable to . . . customers accounting for . . . % of total operating revenue, respectively.

Title to the produced quantities transfers to the purchaser at the time the purchaser collects or receives such quantities. Prices for such production are defined in sales contracts and are readily determinable based on certain publicly available indices. The purchasers of such production have historically made payment for crude oil and natural gas purchases within thirty-five days of the end of each production month. We periodically review the difference between the dates of production and the dates we collect payment for such production to ensure that receivables from those purchasers are collectible. The point of sale for our oil and natural gas production is at our applicable field gathering systems; therefore, we do not incur transportation costs related to our sales of oil and natural gas production.

In the event that one or more of these significant customers ceases doing business with us, we believe that there are potential alternative customers with whom we could establish new relationships and that those relationships would result in the replacement of one or more lost customers.  We would not expect the loss of any single purchaser to have a material adverse effect on our operations.  However, the loss of a single purchaser could potentially reduce the competition for our crude oil and natural gas production, which could negatively impact the prices we receive.”

2.                                      In addition, please provide an explanation as to why the material agreements were not filed in the past.  Consider revising the disclosure in your Form 10-K to discuss the reason the agreements were not filed.  To the extent the agreements were material at the time of your past filings, discuss the implications of not filing the material agreements in your past filings.

Response:  The Company acknowledges that it is required to file the agreements referenced by the Staff as exhibits to its periodic reports if such agreements fall within the parameters of Item 601 of Regulation S-K. The Company makes assessments of the materiality of its contracts in conjunction with the preparation of its periodic reports to be filed with the Commission.  With respect to the referenced agreements, given the number of purchasers of hydrocarbons and the relatively short-term nature of the contracts we maintain with such purchasers, past materiality assessments resulted in the determination that the referenced agreements did not fall within the parameters of Item 601 of Regulation S-K and, therefore, none of the referenced agreements were filed as exhibits to our periodic reports previously filed with the Commission.

In the process of responding to the Staff’s comments to the Company’s Form 10-K for the fiscal year ended June 30, 2008, the Company made a new materiality assessment and determined that, given the current financial circumstances of the Company and the current overall economic conditions and their effects on commodity prices, the referenced agreements (and amendments thereto) filed as Exhibits 10.96-10.126 to the Company’s Amendment No. 2 to Form 10-K for the fiscal year ended June 30, 2008, now likely represent agreements falling within the parameters of Item 601 of Regulation S-K.  We will continue to make similar materiality assessments of our contracts in conjunction with the preparation of our future periodic reports to be filed with the Commission and file all material agreements as exhibits to such periodic reports, as appropriate.  Additionally, we will provide additional disclosure in such future filings setting forth the above reasoning for our decision not to file the referenced agreements at the time of our prior filings.

Since the Company’s prior materiality assessments resulted in the determination that the referenced agreements did not fall within the parameters of Item 601 of Regulation S-K at the time of the filings, the Company believes that there are no implications for not filing the referenced agreements as exhibits to its prior filings.

The Company acknowledges that:

•                  The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please let me know if these responses are acceptable.  You can reach me at (817) 698-0900 or you may also speak to Wesley P. Williams of Thompson & Knight LLP at (214) 969-1324.

Sincerely,

Cano Petroleum, Inc.

By:	/s/ Benjamin Daitch
Benjamin Daitch
Senior Vice President and
Chief Financial Officer

cc.           Douglas Brown, Securities and Exchange Commission